

13012726

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC RECEIVED FEB 28 2013 PROCESSING WASH

| SEC FILE NUMBER |
|---|
| 8- 66529 |

## FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___1/1/2012___ AND ENDING___12/31/2012___
                                    MM/DD/YY                        MM/DD/YY

---

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Petro Capital Securities, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3838 Oak Lawn, Suite 1775

(No. and Street)

| Dallas | Texas | 75219 |
|---|---|---|
| (City) | (State) | (Zip Code) |

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Rosser Newton                                              (214)661-7761
                                                        (Area Code – Telephone Number)

---

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Turner, Stone & Company

(Name – if individual, state last, first, middle name)

| 12700 Park Central Dr., Suite 1400 | Dallas | TX | 75251 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
|  |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/11/13

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, __Rosser Newton__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Petro Capital Securities, LLC__ , as of __December 31__ , 20__12__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____
Signature

__Rosser Newton__

_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*__**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).__*

Petro Capital Securities, LLC

Financial Statements

and

Independent Auditors' Report

For the Year Ended December 31, 2012

# C O N T E N T S



## Independent Auditors' Report

The Member
Petro Capital Securities, LLC
Dallas, Texas

We have audited the accompanying statement of financial condition of Petro Capital Securities, LLC (the Company), as of December 31, 2012, and the related statements of income and member's capital and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

***Management's Responsibility for the Financial Statements***

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

***Auditors' Responsibility***

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

***Opinion***

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Petro Capital Securities, LLC at December 31, 2012, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Turner, Stone & Company, L.L.P.
Accountants and Consultants

12700 Park Central Drive, Suite 1400
Dallas, Texas 75251
Telephone: 972-239-1660/ Facsimile: 972-239-1665
Toll Free: 877-853-4195
Web site: turnerstone.com


GROUP
INTERNATIONAL ASSOCIATION OF ACCOUNTANTS AND AUDITORS

## *Supplementary Information*

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in Schedule I (Schedules II, III and IV are not applicable) required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements themselves and other additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the basic financial statements or to the financial statements themselves and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Turner, Stone & Company, LLP

Certified Public Accountants
February 20, 2013

## PETRO CAPITAL SECURITIES, LLC
## STATEMENT OF FINANCIAL CONDITION
## DECEMBER 31, 2012

### Assets

Current assets:

| | | |
|---|---|---|
| Cash | $ | 229,765 |
| Prepaid management fees to Parent (Note 2) | | 221,882 |
| Total current assets | $ | 451,647 |

### Liabilities and Member's Capital

Current liabilities:

| | | |
|---|---|---|
| Accounts payable | $ | 7,461 |
| Accrued state margin tax | | 19,293 |
| Total current liabilities | | 26,754 |
| Member's capital | | 424,893 |
| | $ | 451,647 |

The acompanying notes are an integral part of these financial ststements

# PETRO CAPITAL SECURITIES, LLC
## STATEMENT OF INCOME AND MEMBER'S CAPITAL
## FOR THE YEAR ENDED DECEMBER 31, 2012

| | | |
|---|---|---:|
| Revenues | $ | 3,355,341 |
| | | |
| Operating expenses: | | |
|     Office services charged by Parent (Note 2) | | 234,981 |
|     Incremental allocation services fee  (Note 2) | | 518,595 |
|     Registration fees | | 36,109 |
|     Professional fees | | 9,250 |
| | | 798,935 |
| | | |
| Income before provision for state margin tax | | 2,556,406 |
| | | |
| Provision for state margin tax | | 19,293 |
| | | |
| Net income | | 2,537,113 |
| Member's capital at beginning of year | | 737,780 |
| Distributions | | (2,850,000) |
| Member's capital at end of year | $ | 424,893 |

The accompanying notes are an integral part of the financial statements.

## PETRO CAPITAL SECURITIES, LLC
## STATEMENT OF CASH FLOWS
## FOR THE YEAR ENDED DECEMBER 31, 2012

| | | |
|---|---|---:|
| Cash flows from operating activities: | | |
| Net income | $ | 2,537,112 |
| Changes in operating assets and liabilities: | | |
| Prepaid management fees | | 448,656 |
| Accounts payable | | 4,979 |
| Accrued state margin tax | | (25,786) |
| Net cash provided by operating activities | | 2,964,961 |
| Cash flows from investing activities: | | |
| Net cash used in investing activities | | - |
| Cash flows from financing activities: | | |
| Distributions to parent | | (2,850,000) |
| Net cash used in financing activities | | (2,850,000) |
| Increase in cash | | 114,961 |
| Cash at beginning of year | | 114,804 |
| Cash at end of year | $ | 229,765 |
| Taxes paid to parent during the year | $ | 45,080 |

The accompanying notes are an integral part of the financial statements.

1.  **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Business and operations

Petro Capital Securities, LLC (Company) is a limited liability company organized in the State of Texas, on March 26, 2004 and is a wholly-owned subsidiary of Petro Capital Advisors, LLC (Parent). The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The Company provides private placement of debt and equity securities as well as providing advisory services for mergers and acquisitions and corporate finance.

Revenue recognition

The Company earns fees, commissions and receives financial instruments in exchange for the services it provides and recognizes revenue when the Company has completed its contractual obligations and collection is reasonably assured.

Client concentrations

For the year ended December 31, 2012, the Company had the following client concentrations with respect to its revenues:

|  | Percentage of Revenues |
|---|---|
| Client 1 | 66% |
| Client 2 | 19% |

Management estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash flows

The Company maintains its cash in two financial institutions, which, at times, may exceed federally insured limits. At December 31, 2012, the Federal Deposit Insurance Corporation (FDIC) provided unlimited insurance coverage of noninterest-bearing transaction accounts per depositor per bank and coverage of up to $250,000 for interest bearing accounts. Beginning January 1, 2013, the Federal Deposit Insurance Corporation (FDIC) provides insurance coverage of $250,000 per depositor per bank, no longer insuring non-interest bearing transaction accounts separately from other accounts. Based on the FDIC coverage in effect at January 1, 2013, none of the Company's cash at December 31, 2012 was in excess of federally insured limits.

For purposes of the statement of cash flows, cash includes demand deposits, time deposits and short-term cash equivalent investments with maturities of less than three months at the date of purchase. At December 31, 2012, the Company had no such cash equivalents included in cash. None of the Company's cash is restricted.

Fair value measurements

The Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 820, *Fair Value Measurements and Disclosures*, defines fair value, establishes a framework for measuring fair value in accordance with U.S. generally accepted accounting principles, and requires certain disclosures about fair value measurements. In general, fair values of financial instruments are based upon quoted market prices, where available. If such quoted market prices are not available, fair value is based upon internally developed models that primarily use, as inputs, observable market-based parameters. Valuation adjustments may be made to ensure that financial instruments are recorded at fair value. These adjustments may include amounts to reflect counterparty credit quality and the customer's creditworthiness, among other things, as well as unobservable parameters. Any such valuation adjustments are applied consistently over time.

Fair value of financial instruments

In accordance with the reporting requirements of ASC Topic 825, *Financial Instruments*, the Company calculates the fair value of its assets and liabilities which qualify as financial instruments under this standard and includes this additional information in the notes to the financial statements when the fair value is different than the carrying value of those financial instruments. The estimated fair value of cash, accounts payable and accrued state margin tax approximate their carrying amounts due to the nature and short maturity of these instruments.

Recent accounting pronouncements

During the year ended December 31, 2012 and through February 20, 2013, there were several new accounting pronouncements issued by the Financial Accounting Standards Board (FASB). Each of these pronouncements, as applicable, has been or will be adopted by the Company. Management does not believe the adoption of any of these accounting pronouncements has had or will have a material impact on the Company's financial statements.

Subsequent events

In preparing the financial statements, the Company has reviewed, as determined necessary by the Company's management, events that have occurred after December 31, 2012, up until the issuance of the financial statements, which occurred on February 20, 2013.

## 2. TRANSACTIONS WITH RELATED PARTY

*Office and administrative services agreement*

The Company has entered into an Office and Administrative Services Agreement with its Parent (Note 1). Under the terms of this agreement the Company is obligated to pay two fees on a monthly basis as described below.

*Office services charged by parent*

The Company pays an office services fee of 85% of the Company's monthly net income, computed before deducting the office service fee, in exchange for certain management services provided to the Company by its Parent. Such fee amounted to $234,981 during 2012 and is reflected in "Office services charged by Parent" on the accompanying statement of income and member's capital. The fee was discontinued on June 1, 2012 when an amended agreement was entered into.

*Incremental allocation services fee*

The Company pays a monthly incremental allocation services fee to its parent. At December 31, 2012 the amount was $46,709. Such fees amounted to $518,595 during 2012 which are reflected in "Incremental allocation services fee" on the accompanying statement of income and member's capital.

3.   **INCOME TAXES**

The Company is organized as a limited liability company under the provisions of the Internal Revenue Code of 1986 as amended. Accordingly, the financial statements do not include a provision for federal income taxes because the Company does not incur federal income tax liabilities. Instead, its earnings and losses are included in the member's income tax return and are taxed based on the member's income tax rate.

As a Texas limited liability company, the Company is subject to a state franchise tax based on the lower of either the cost of goods sold margin, compensation margin or 70% of gross revenues. The Company's franchise tax liability will be included in the member's state franchise tax return. The Company estimated franchise tax expense of $19,293 for the year ended December 31, 2012 and is reflected in the "Provision for state margin tax" on the accompanying statement of income and member's capital.

4.   **NET CAPITAL REQUIREMENTS**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2012, the Company was in compliance with aggregate indebtedness of $26,754 and net capital of $203,011.

5.   **RULE 15c3-3 EXEMPTION**

The Company does not hold customer funds or securities and is, therefore, exempt under Rule 15c3-3(k)(2)(i) from preparing the Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.

# PETRO CAPITAL SECURITIES, LLC.
## SCHEDULE I
## COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
## OF THE SECURITIES AND EXCHANGE COMMISSION
## DECEMBER 31, 2012

| | | | |
|---|---|---|---|
| Net capital requirement, the greater of: | | | $ 5,000 |
| 1/15 of aggregate indebtedness | $ | 1,784 | |
| Minimum dollar requirement | | 5,000 | |
| Net capital | | | 203,011 |
| Excess net capital | | | $ 198,011 |
| | | | |
| Aggregate indebtedness | | | $ 26,754 |
| Excess net capital at 1,000% (net capital, less 10% aggregate indebtedness) | | | 200,336 |
| Ratio of aggregate indebtedness to net capital | | | 13% |
| Ratio of subordinated indebtedness to debt/equity total | | | - |
| | | | |
| 120% of required net capital | | | 6,000 |
| Net capital in excess of 120% of required net capital | | | $ 197,011 |
| | | | |
| Total assets | | | $ 451,647 |
| Less: total liabilities | | | 26,754 |
| Net worth | | | 424,893 |
| | | | |
| Deductions from and/or charges to net worth | | | |
| Total non-allowable assets | $ | 221,882 | |
| Other deductions or charges | | - | |
| Excess fidelity bond deductible | | - | |
| Total deductions from net worth | | | 221,882 |
| Net capital before haircuts on securities positions | | | 203,011 |
| | | | |
| Haircuts on certificates of deposit and commercial paper | $ | - | |
| U.S. and Canadian government obligations | | - | |
| State and municipal government and obligations | | - | |
| Corporate obligations | | - | |
| Stock and warrants | | - | |
| Options | | - | |
| Other securities | | - | |
| Other positions | | - | |
| Undue concentrations | | - | |
| Total haircuts on securities | | | - |
| | | | |
| Net capital | | | $ 203,011 |

There are no material differences between the amounts presented above and the amounts reported on the Company's unaudited FOCUS report as of December 31, 2012.



*Your Vision Our Focus*

## Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

The Member
Petro Capital Securities, LLC
Dallas, Texas

In planning and performing our audit of the financial statements and supplemental schedule of Petro Capital Securities, LLC (the Company), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 13c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1.     Making the quarterly securities examinations, counts, verifications, and comparisons and the recordation of differences required by Rule 17a-13

2.     Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Turner, Stone & Company, L.L.P.
Accountants and Consultants

12700 Park Central Drive, Suite 1400
Dallas, Texas 75251
Telephone: 972-239-1660 / Facsimile: 972-239-1665
Toll Free: 877-853-4195
Web site: turnerstone.com



INAA
GROUP
INTERNATIONAL ASSOCIATION OF ACCOUNTANTS AND AUDITORS

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

*Turner, Stone & Company, LLP*

Certified Public Accountants
February 20, 2013



February 20, 2013


To the Member of Petro Capital Securities, LLC
3838 Oak Lawn, Suite 1775
Dallas, Texas 75219

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by Petro Capital Securities, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC solely to assist you and the other specified parties in evaluating Petro Capital Securities, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Petro Capital Securities, LLC's management is responsible for Petro Capital Securities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 to check #1123 dated July 24, 2012 and check #1127 dated February 6, 2013 noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting no differences;

3. Noted there were no adjustments reported in Form SIPC-7.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 by comparing it to total revenues listed in the Statement of Income and Member's Capital without exception; and

5. There were no overpayments reported on Form SIPC-7.


Turner, Stone & Company, L.L.P.
Accountants and Consultants

12700 Park Central Drive, Suite 1400
Dallas, Texas 75251
Telephone: 972-239-1660/Facsimile: 972-239-1665
Toll Free: 877-853-4195
Web site: turnerstone.com


INAA
GROUP
INTERNATIONAL ASSOCIATION OF ACCOUNTANTS AND AUDITORS

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

*Turner, Stone & Company, LLP*

Certified Public Accountants
February 20, 2013

**SECURITIES INVESTOR PROTECTION CORPORATION**
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
**General Assessment Reconciliation**

For the fiscal year ended December 31 , 20 12
(Read carefully the instructions in your Working Copy before completing this Form)

**WORKING COPY**

## TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

66529
Petro Capital Securities, LLC
3838 Oak Lawn, Suite 1775

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Rosser Newton (214) 661-7765

2. A. General Assessment (item 2e from page 2)     $ 8,388.35

   B. Less payment made with SIPC-6 filed (exclude interest)     ( 927.00 )
      07/24/12
          Date Paid

   C. Less prior overpayment applied     ( 0 )

   D. Assessment balance due or (overpayment)     7,461.35

   E. Interest computed on late payment (see instruction E) for_____days at 20% per annum

   F. Total assessment balance and interest due (or overpayment carried forward)     $ 7,461.35

   G. PAID WITH THIS FORM:
      Check enclosed, payable to SIPC
      Total (must be same as F above)     $ 7,461.35

   H. Overpayment carried forward     $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

_____
(Name of Corporation, Partnership or other organization)

_____
(Authorized Signature)

Dated the_____ day of_____, 20_____.    Designated Principal
                                               (Title)

**This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.**

**SIPC REVIEWER**

Dates: _____ _____ _____
      Postmarked     Received     Reviewed

Calculations _____

Documentation _____

Forward Copy _____

Exceptions:

Disposition of exceptions:

# DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 01/01 , 20 12 and ending 12/31 , 20 12
Eliminate cents

**Item No.**

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)　　　　　$ 3,355,341

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

　　　Total additions　　　　　0

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.　　　　　0

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.　　$

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).　　$

Enter the greater of line (i) or (ii)

　　　Total deductions　　　　　0

2d. SIPC Net Operating Revenues　　　　　$ 3,355,341

2e. General Assessment @ .0025　　　　　$ 8,388.35

(to page 1, line 2.A.)

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